Exhibit 21.1

Subsidiaries

Name	State of Incorporation or Formation
Kohl’s Department Stores, Inc.	Delaware
Kohl’s Investment Corporation	Delaware
Kohl’s Illinois, Inc.*	Nevada
Kohl’s Pennsylvania, Inc.*	Pennsylvania
Kohl’s Indiana, Inc.*	Delaware
Kohl’s Indiana, L.P.	Delaware
Kohl’s Michigan, L.P.	Delaware
Kohl’s Value Services, Inc.*	Virginia
Kohl’s Cares, LLC*	Wisconsin
KWAL, LLC*	Wisconsin

*	These subsidiaries are wholly owned subsidiaries of Kohl’s Department Stores, Inc.